Exhibit 99.2


                              AUTONATION, INC.

                           Offer to Exchange its
                          9% Senior Notes due 2008
                     for any and all of its outstanding
                          9% Senior Notes due 2008

              Pursuant to the Prospectus dated        , 2001.


To Brokers, Securities Dealers, Commercial Banks, Trust Companies and Other Nominees:

         AutoNation, Inc. (the "Company") is offering, upon the terms and subject to the conditions set forth in the enclosed prospectus dated
     , 2001 and the enclosed Letter of Transmittal, to exchange $1,000 principal amount of its 9% senior notes due 2008 (the "exchange notes") for each $1,000 principal amount of its currently outstanding 9% senior notes due 2008 (the "outstanding notes") (the outstanding notes and the exchange notes are collectively referred to as the "notes") that is validly tendered and accepted by the Company in the exchange offer.

         We are asking you to contact your clients for whom you hold outstanding notes, whether these notes are registered in your name or in the name of your nominee. The Company will not pay any fees or commissions to brokers, dealers or other persons for soliciting exchanges of notes pursuant to the exchange offer. You will, however, be reimbursed for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. The Company will pay all transfer taxes, if any, applicable to the transfer of outstanding notes to the Company or its order pursuant to the exchange offer, except as otherwise set forth in the Letter of Transmittal.

         As described in the prospectus, the Company is not conducting the exchange offer in any jurisdiction where the exchange offer would not be legal under the laws of such jurisdiction.

Enclosed is a copy of each of the following documents:

       1.      The prospectus dated               , 2001.

       2.      The Letter of Transmittal.

       3.      The Notice of Guaranteed Delivery.

       4. A form of letter which may be sent to your clients for whose account you hold outstanding notes registered in your name or the name of your nominee with space provided for obtaining the clients' instructions with regard to the exchange offer.

       5.      Important Tax Information.

       6. A return envelope addressed to Wells Fargo Bank Minnesota, National Association, the exchange agent.

         Your prompt action is requested. The exchange offer will expire at
12:00 midnight, New York City time, on             , or if extended by the
Company, the latest date and time to which extended (the "expiration date"). Outstanding notes tendered pursuant to the exchange offer may be withdrawn, subject to the procedures described in the prospectus, at any time on or prior to the expiration date.

         To participate in the exchange offer, certificates for outstanding notes (or evidence of a book-entry delivery into the Exchange Agent's account at The Depository Trust Company) and a duly executed and properly completed Letter of Transmittal together with any other required documents, or an agent's message in connection with a book-entry transfer, must be delivered to the Exchange Agent as indicated in the prospectus and the Letter of Transmittal. If holders of outstanding notes wish to tender their notes, but it is impracticable for them to do so on or prior to the expiration date, a tender may be effected by following the guaranteed delivery procedures described in the prospectus under the section entitled "The Exchange Offer -- Guaranteed Delivery Procedures."

         To request additional copies of any of the enclosed exchange offer materials, contact the exchange agent, Wells Fargo Bank Minnesota, National Association at (860) 704-6216.

                                                     Very truly yours,

                                                     AUTONATION, INC.